Exhibit 12

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30, 2004	Years Ended December 31,
		2003	2002	2001	2000	1999
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$170,120	$225,165	$42,229	$(18,457)	$1,000	$(16,515)

Distributed income of equity investees	1,125	553	14,089	10,747	12,036	2,590

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	66,923	68,995	2,073	1,083	1,665	1,323
Rentals: Equipment and office rent expense— 33.33%	1,074	1,719	1,692	1,657	1,305	1,135

Total fixed charges	$67,997	$70,714	$3,765	$2,740	$2,970	$2,458

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$239,242	$296,432	$60,083	$(4,970)	$16,006	$(11,467)

Ratio of earnings to fixed charges	3.5	4.2	16.0	(A )	5.4	(A )

(A)	Due to the company’s losses in 2001 and 1999, the ratio coverage in these years was less than 1:1. The company would have had to generate additional earnings of $7,710 and $13,925, respectively, to achieve coverage of 1:1 in these years.